Annual General Meeting of Shareholders of NANO DIMENSION LTD.

Date: July 19, 2018

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To re-appoint Somekh Chaikin (a member of KPMG Global) as the Company's independent registered public accounting firm for the year ending December 31, 2018 and until the next annual meeting and to authorize the Company's Board of Directors to determine their remuneration.	☐	☐	☐
2. To re-elect six (6) members to the Board of Directors to act as directors of the Company until the next annual meeting, or until they cease to serve in their office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier, and approve their remuneration terms:			
a. To re-elect Mr. Simon Anthony-Fried to serve as a director.	☐	☐	☐
b. To re-elect Mr. Olr Baharav to serve as a director.	☐	☐	☐
c. To re-elect Mr. Amit Dror to serve as a director.	☐	☐	☐
d. To re-elect Mr. Avraham Nachmias to serve as a director.	☐	☐	☐
e. To re-elect Mr. Avi Reichental to serve as a director.	☐	☐	☐
f. To re-elect Mr. Eliyahu Yoresh to serve as a director.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

__________________ Please Sign Here __________________ Please Date Above

__________________ Please Sign Here __________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. →

Annual General Meeting of Shareholders of NANO DIMENSION LTD.
to be held July 19, 2018
For Holders as of June 18, 2018

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on July 13, 2018.

To view all Annual General Meeting related materials, please visit:

http://investors.nano-di.com/events-and-presentations

PROXY TABULATOR FOR

NANO DIMENSION LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

NANO DIMENSION LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on July 13, 2018)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Nano Dimension Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on **June 18, 2018** at the **Annual General Meeting** of the Shareholders of Nano Dimension Ltd. to be held on **July 19, 2018** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the Proxy Statement.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
NANO DIMENSION LTD.
P.O. Box 8016
CARY, NC 27512-9903